COMMUNITY CENTRAL BANK CORPORATION
FORM 10-Q (continued)
Exhibit 11
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2009	2008
	(In thousands, except per share data)

BASIC

Net income (loss) available to common	$(1,594)	$240
Shareholder / Weighted Average Shares	3,735	3,726

Basic Earnings (loss) per Share	$(0.43)	$0.06

DILUTED

Net income (loss) available to common	$(1,594)	$240
Shareholder / Weighted Average Shares	3,735	3,730

Diluted Earnings (loss) per Share	$(0.43)	$0.06

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